

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 21, 2016

Via E-mail
Mr. Jeff J. McCall
Chief Financial Officer
CalAtlantic Group, Inc.
15360 Barranca Parkway
Irvine, CA 92618-2215

> **Re:** **CalAtlantic Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-10959**

Dear Mr. McCall:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 20

General

1.   We note that you completed your merger with Ryland on October 1, 2015 and this transaction has, and will continue to, significantly impact actual period-over-period comparisons of your results of operations. We also note, as you stated in your recent

earnings releases, that actual comparisons are not meaningful. In annual and quarterly filings, please address the following:

- quantify the impact the merger had on each material financial statement line item in your discussion of actual results; and

- supplement disclosures related to your actual results with a discussion and analysis of your results of operations and financial condition based on pro forma financial information presented in a format consistent with Article 11 of Regulation S-X.

2.   In annual and quarterly filings, please disclose and discuss changes in revenues, gross margins, gross margin percentages, and pretax income during each period presented for each homebuilding segment. Please also disclose and discuss cancellation rates and average sales incentives during each period presented for each homebuilding segment. Refer to Item 303(A)(3) and Topic 501.12.b of the Financial Reporting Codification.

Selected Financial Information, page 21

3.   We note that in your reconciliation of net income to adjusted homebuilding EBITDA, you include a subtotal titled EBITDA; however, it appears to us this subtotal includes adjustments for items in addition to what the acronym suggests. Please either include a subtotal titled, EBITDA, that only includes adjustments identified by the acronym or eliminate this subtotal. Refer to Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Critical Accounting Policies, page 33

Inventory and Impairments, page 34

4.   We note that you perform a detailed budget and cash flow review of all of your real estate projects on a periodic basis throughout each fiscal year. Please tell us and expand your disclosures to clarify the term periodic and explain how often real estate projects are actually reviewed.

5.   We note that you assess real estate inventory at the project level. Please tell us and disclose how you define "project level," including whether this term is synonymous with your term, "communities." Also, in addition to providing disclosures related to "active selling communities," please provide disclosures related to communities not yet open, inactive communities, and/or any other communities you own.

Goodwill, page 38

6.   Please more fully tell us and disclose:

- how you identify your reporting units and at what level you assess them for impairment;
- your methodology for allocating the goodwill you recorded in the Ryland merger to your reporting units; and
- the number of reporting units you have, including the number of reporting units with goodwill, on a preliminary basis.

Item 8. Financial Statements and Supplementary Data, page 40

3. Business Acquisitions, page 55

7.   With regard to the merger with Ryland, please disclose:

- the primary reason(s) for the merger as required by ASC 805-10-50-2(d); and
- a qualitative description of the factors that make up the goodwill recognized as required by ASC 805-10-50-1 and ASC 805-30-50-1(a).

4. Segment Reporting, page 57

8.   We note your disclosure that "in accordance with the aggregation criteria defined in ASC 280, our homebuilding operating segments have been grouped into four reportable segments." Please provide us the following additional information:

- Explain how and why you determined it was appropriate to aggregate your homebuilding operations into four reportable segments. In this regard we note that prior to the merger, Standard Pacific provided detailed disclosures for six separate states;
- Explain why operating divisions in Georgia are included in the North; and
- Explain why operating divisions in Arizona are now included in the West.

9.   Please provide, as applicable, all the disclosures required by ASC 280-10-50-22 and 50-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief

Office of Manufacturing and Construction